

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

August 16, 2010

In Joo Kim
Joo Yung Sung
The Korea Development Bank
320 Park Avenue, 32nd Floor
New York, NY 10022

Byeong Sun Song
The Republic of Korea
335 East 45th Street
New York, NY 10017

> **Re: The Korea Development Bank**
> **The Republic of Korea**
> **Post-Effective Amendment No. 4 to**
> **Registration Statement under Schedule B**
> **File No. 333-156305**
> **Filed July 30, 2010**

Dear Sirs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your document and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you refer to the global financial crisis in the registration statement. Where appropriate, please discuss any material effects the global financial crisis

and continued concerns about the global economy have had on your public finances or economy more generally and any additional measures you have implemented to mitigate any such effects.

2. Where appropriate, please discuss any material impact the European sovereign debt crisis has had or is expected to have on The Korea Development Bank and The Republic of Korea.

3. Please update the registration statement to discuss the proposed reunification tax and its anticipated effect on the Republic's economy.

4. Please update all statistics to provide the most recent data available.

The Korea Development Bank, page 3

5. Please explain the reasons for the privatization of KDB and discuss the Republic's plans with respect to the privatization of other entities in which it holds an equity interest. We note the discussion on pages 21 regarding the Republic's expectations regarding privatizations.

Results of Operations, page 11

6. Please advise us why the amount listed as "Total Loans" in the table does not agree with the amount of total loans on page 16.

The Republic of Korea, page 83

7. Please include a map of Korea, indicating its location relative to nearby countries.

The Economy, page 87

8. Provide five-year disclosure of per capita income and per capita gross domestic product.

9. Please include disclosure regarding foreign direct investment in the Republic.

Principal Sectors of the Economy, page 93

Manufacturing, page 94

10. Disclose the percentage of the Republic's total exports that resulted from automobile sales. Also, discuss the effect on the automotive industry of

government stimulus programs encouraging automobile purchases and the effect of the recent termination of these programs.

Consumption of Energy by Source, page 96

11. Please disclose the identity of the other sources of energy that comprise the "others" category in the table.

Money Supply, page 104

12. Clarify that "M2" measures M1 plus quasi-money.

Exchange Controls, page 104

13. Discuss recent actions that the Republic has taken to limit the increase of foreign-exchange derivatives that affect the volatility of the Won.

Trade Balance, page 108

14. Please disclose the material reasons for the annual increases in exports, including a discussion of the primary industries that affected those increases.

15. Provide a table that shows trade with all of the Republic's partners.

Government Finance, page 111

16. Provide disclosure regarding the material features of the Government's tax system.

Debt, page 113

17. Please update the tables throughout this section to provide the outstanding debt as of a more recent date. Provide similar disclosure for KDB.

Tables and Supplementary Information, page 115

18. Provide disclosure for each issuance of debt instead of presenting summarized data. Provide similar disclosure for KDB. Refer to paragraph (3) of Schedule B.

Exhibit M-2

19. Please request counsel to provide an updated opinion that addresses the revised disclosure or delete any date limitations included in the legal opinion. Also, counsel should remove the disclaimer indicating that no one may rely upon the opinion other than the registrants and their legal advisors. Investors in the securities of the registrants are entitled to rely upon the legal opinion. Please revise.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review an amendment prior to the requested effective date of the registration statement.

Please direct any questions about these comments to me at (202) 551-3238.

Sincerely,

Ellie Bavaria
Special Counsel

cc: Jinduk Han, Esq. (via facsimile to 852-2160-1023)
        Cleary Gottlieb Steen & Hamilton LLP